[Letterhead of Simpson Thacher & Bartlett LLP]

July 27, 2006

VIA FACSIMILE AND EDGAR

Re:	Evercore Partners Inc.
Registration Statement on Form S-1
File No. 333-134087

Mr. Edwin Adames

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Adames:

We refer to your telephone conversation with Mr. David Wezdenko, the Chief Financial Officer of Evercore Partners Inc., this afternoon in relation to our letter dated June 20, 2006 and the above-referenced Registration Statement relating to the offering of shares of its Class A common stock, par value $0.01 per share. Set forth below are the responses to certain additional queries raised by you during such telephone conversation. To assist your review, we have set out our understanding of each of your queries below. The responses and information described below are based upon information provided to us by Evercore.

1.	Please explain the restrictions on transfer that affect the exchange of Evercore LP partnership units for shares of Class A common stock.

As described in the Registration Statement under the caption “Related Party Transactions—Evercore LP Partnership Agreement”, subject to the limitations set forth in the Evercore LP partnership agreement, holders of fully vested Evercore LP partnership units (other than Evercore Partners Inc.) may exchange these partnership

Securities and Exchange Commission	-2-	July 27, 2006

units for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As described in the Registration Statement, the shares of Class A common stock are subject to a contractual 180-day lock-up period following this offering.

However, except as otherwise described in the Registration Statement, Evercore LP partnership units held by Senior Managing Directors, including Roger Altman, Austin Beutner and Pedro Aspe, and certain trusts benefiting their families and permitted transferees, may not be transferred or exchanged for a period of five years following this offering. In addition, Evercore LP partnership units held by a Senior Managing Director (other than Messrs. Altman, Beutner and Aspe) who is not employed by us on the fifth anniversary of the offering may not be transferred or exchanged until the later of (A) eight years after this offering and (B) five years after such Senior Managing Director ceases to be employed by us.

2.	Please provide a matrix setting forth the component securities used to calculate consolidated earnings per share.

Included in EPS Denominator?
Issuer	Type of Equity	Basic	Diluted	Notes
Evercore Partners Inc.	Evercore Partners Inc. Class A common stock	YES	YES	Class to be issued in public offering; also $0.95 million of consideration in Protego Combination
	Evercore Partners Inc. Restricted Stock Units			Derivative employee equity award to be granted to Evercore employees at the time of the public offering
	Vested	YES	YES
	Unvested	NO	NO
Evercore LP	Evercore LP Partnership Units			Partnership units to be held by Evercore Senior Managing Directors; Exchangeable for shares of Evercore Partners Inc. Class A common stock on a 1:1 basis, subject to vesting provisions and transfer restrictions in Evercore LP partnership agreement
	Vested	NO	YES
	Unvested	NO	NO

*     *     *     *     *     *     *     *

Securities and Exchange Commission	-3-	July 27, 2006

Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Donald Walker
Todd K. Schiffman, Esq.
Gregory S. Dundas, Esq.

Evercore Partners Inc.
Adam B. Frankel, Esq.
David E. Wezdenko
Thomas J. Gavenda

Wilmer Cutler Pickering Hale and Dorr LLP
Mark G. Borden, Esq.
Stuart R. Nayman, Esq.